Technology Spectrum, Inc.
                                3480 Lotus Drive
                               Plano, Texas 75075
                                 (469) 443-3900

February 22, 2006

VIA EDGAR TRANSMISSION

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re:  Form S-1 Registration Statement No. 333-124936
     Application for Withdrawal Pursuant to Rules 477


Ladies and Gentlemen:

     Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the "Securities Act"), Technology Spectrum, Inc. (the "Company") hereby applies for an order from the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") granting the immediate withdrawal of the Company's registration statement on Form S-1 and all exhibits thereto (File No. 333-124936), filed on May 13, 2005, as amended by Amendment No. 1 filed with the Commission on June 10, 2005 and Amendment No. 2 filed with the Commission on June 22, 2005 (as amended, the "Registration Statement").

     The Company is now requesting withdrawal of the Registration Statement because it has decided not to proceed with the offering (as described in the Registration Statement) at this time. The Registration Statement has not been declared effective by the Commission, and no sales of the securities have been made pursuant to the Registration Statement.

     Accordingly, the Company hereby respectfully requests that a written order granting the withdrawal of the Registration Statement and all exhibits thereto be issued by the Commission. Upon the grant of the Commission's consent to this request, please fax a dated copy of the order granting such withdrawal to the undersigned at (720) 888-5127, with a copy to David K. Boston at (212) 728-8111. The Company understands that the filing fees paid by the Company will be held by the Commission pursuant to Rule 477(c) under the Securities Act, and, pursuant to Rule 457(p) under the Securities Act, may be applied to a subsequent registration statement.

     If you require additional information, please do not hesitate to contact David K. Boston of Willkie Farr & Gallagher LLP at (212) 728-8000.


                                          Very truly yours,

                                          /s/ Neil J. Eckstein
                                          ------------------------------------
                                          Name:  Neil J. Eckstein
                                          Title: Vice President